[redacted]

14041891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Martel Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

98 Cutter Mill Road, Suite 254
(No. and Street)

Great Neck	NY	11021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Landano 516-441-5519
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. Koenig & Associates, CPA's P.C.
(Name – if *individual, state last, first, middle name*)

485 Underhill Blvd, Suite 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 14 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

OATH OR AFFIRMATION

I, Vincent Landano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Martel Capital, LLC, as of December 31 ~20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE MACCARTNEY
Notary Public, State of New York
No. 01MA6049243
Qualified in Queens County
Commission Expires October 10, 2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
Martel Capital, LLC
(A Limited Liability Company)
Great Neck, New York

We have audited the accompanying statement of financial statements of Martel Capital, LLC (the Company), which comprise the statement of financial condition, as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud and error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martel Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in pages 10-16 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in pages 10-16 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in pages 10-16 is fairly stated in all material respects in relation to the financial statements as a whole.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAS, P.C.

Syosset, New York
January 31, 2014

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

ASSETS:		
Cash and cash equivalents	$	48,065
Other assets		2,103
Total Assets		**50,168**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities		3,521
Total Liabilities		3,521
MEMBER'S EQUITY		
Member's Equity		46,647
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**50,168**

The accompanying notes are an integral part of these financial statements.

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENTS OF OPERATIONS

	Year ended December 31, 2013
REVENUES:	
Commissions	$ 9,311
Other income	4,500
	13,811
OPERATING EXPENSES:	
Other operating expenses	6,908
Occupancy	7,000
Regulatory fees	1,012
	14,920
NET LOSS	**$ (1,109)**

The accompanying notes are an integral part of these financial statements.

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Member's Equity
Balance, December 31, 2012	$ 22,756
Capital contributions	25,000
Capital distributions	-
Net loss	(1,109)
Balance, December 31, 2013	**$ 46,647**

The accompanying notes are an integral part of these financial statements.

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS

		Year ended December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,109)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
Decrease in receivables from brokers and dealers		491
Increase in other assets		(986)
Increase in accounts payable, accrued expenses and other liabilities		1,504
NET CASH USED IN OPERATING ACTIVITIES		(100)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Capital contributions from members		25,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		25,000
NET INCREASE IN CASH		24,900
CASH, BEGINNING OF YEAR		23,165
CASH, END OF YEAR	**$**	**48,065**

The accompanying notes are an integral part of these financial statements.

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Martel Capital, LLC ("The Company") was organized in New York on February 22, 2011. The Company is registered as a broker/dealer with the Securities and Exchange Commission of the Financial Industry Regulatory Authority (The "FINRA") and the Securities Investor Protection Corporation (The "SIPC"). The Company was owned 100% by Astor Grenfel, Inc. and does not have a date scheduled to dissolve. During 2013, an agreement was entered into to sell the Company to Investview Capital, LLC; 20% ownership was transferred in 2013 and the other 80% upon FINRA approval.

On August 5, 2011, the Company's name was changed to Martel Capital, LLC from Martel Trading Group, LLC. The Company's business for the year has been limited to receiving referral fees from another broker/dealer. In future years, the Company expects to receive fees for underwriting and private placements of securities and referrals to other broker/dealers. The Company does not have any customer accounts.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company operates as a broker/dealer involved in underwritings, private placements, and business referrals to other broker/dealers. The Company does not assume positions in securities.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash balances at a financial institution which is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2013, the Company had no cash balances in excess of FDIC insurance limits.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

Provisions for federal and state income taxes have not been provided for because the Limited Liability Company (LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the members and are reported on the member's income tax returns.

The Company follows the uncertainty in income taxes standards. The Company does not have an unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2013 and reached the same conclusion.

The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company was organized on February 22, 2011, therefore only returns filed for 2011 and 2012 are only subject to U.S. Federal and state examinations by tax authorities.

Revenue Recognition

Referral Fees (Commissions). Commissions are recorded on a trade-date basis as securities transactions occur.

Investment banking revenues arise from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues will be recorded as earned in accordance with the terms of the investment banking agreements. Investment banking services rendered for non-cash consideration are not recognized unless collectability is reasonable assured. Revenue from other fees and service are recorded when earned.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 31, 2014, the date the financial statements were issued.

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has net capital of $44,544 which was $39,544 in excess of its minimum required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .08 to 1.

4 - COMMITMENTS AND CONTINGENCIES

The Company sub-leases its offices from a related company, Agis Holdings, LLC under a non-cancelable operating lease.

Rent expense charged to operations associated with the Company's office for the year ended December 31, 2013, amounted to $7,000 which has been included in occupancy.

Future minimum rentals for the location is as follows:

Years Ending December 31:	
2014	$ 13,500

There is an expense sharing agreement with a related company Agis Holdings, LLC.

5 - CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2013, no customer accounts have been opened.

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL		
Total member's equity		$ 46,647
Less: Nonallowable assets		
Other assets	2,103	
		2,103
Net Capital		$ 44,544
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Mininum net capital required 6-2/3% of $3,521 pursuant to Rule 15C3-1		235
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		5,000
EXCESS NET CAPITAL		$ 39,544
EXCESS NET CAPITAL AT 1,000%		$ 44,192
AGGREGATE INDEBTEDNESS		$ 3,521
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.08

See independent auditors' report.

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C-3
FOR THE YEAR ENDED DECEMBER 31, 2013

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

See independent auditors' report.

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member and Board of Directors of
Martel Capital, LLC
(A Limited Liability Company)
Great Neck, New York

In planning and performing our audit of the financial statements of Martel Capital, LLC ("The Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for information and the use of Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
January 31, 2014

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member and Board of Directors of
Martel Capital, LLC
(A Limited Liability Company)
98 Cutter Mill Road, Suite 254
Great Neck, NY 11021

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Martel Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Martel Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Martel Capital, LLC's management is responsible for Martel Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries in the company's cash disbursement journals and the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 to the Schedule of SIPC Assessment and Payments, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Schedule of SIPC Assessment and Payments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related Schedule of SIPC Assessment and Payments supporting the adjustments noting no differences.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
January 31, 2014

MARTEL CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Total revenue			$	13,811
SIPC net operating revenues				13,811
General assessment @ .0025				35
Payments				
Date:	Check #:	Form:		
7/23/2013	1019	SIPC-6		14
1/17/2014	1026	SIPC-7		21
Total payments			$	35
Assessment balance due or (overpayment)				-
Interest computed on late payment at 20% per annum				-
Total assessment balance and interest due				-

See Accountants' Agreed Upon Procedures Report